EXHIBIT 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079	+57 (1) 603-9051
paulaandrea.escobar@cemex.com	jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FIRST QUARTER 2016 RESULTS

•	Positive performance in our operations in Colombia and new records achieved in Nicaragua and Guatemala.

•	Adjusting for foreign-exchange fluctuations, consolidated net sales and EBITDA in the first quarter increased by 3% and 6%, respectively, on a year-over-year basis.

BOGOTÁ, COLOMBIA. APRIL 21, 2016 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$316 million during the first quarter of 2016, a decline of 11% versus the first quarter of 2015. This decline is mainly explained by foreign-exchange fluctuations and lower sales in our operations in Panama and Costa Rica. Adjusting for foreign-exchange fluctuations, consolidated net sales in the first quarter increased by 3%, on a year-over-year basis.

Operating EBITDA, also adjusted for foreign-exchange fluctuations, increased by 6%, during the first quarter of 2016, compared with the same period in 2015.

During the first quarter of 2016, our consolidated cement volumes increased by 1%, while our ready-mix and aggregates volumes declined by 13% and 18%, respectively, compared with the first quarter of last year.

Carlos Jacks, CEO of CLH, said, “In the first quarter, adjusting for foreign-exchange fluctuations, our consolidated net sales and EBITDA increased by 3% and 6%, respectively, versus the comparable period in 2015. We are pleased with these achievements in light of the volume decline related to the tough comparison basis associated to our high level of exposure to infrastructure projects in Panama and Costa Rica last year.”

CLH’s Financial and Operational Highlights

•	Adjusting for the effect of foreign-exchange fluctuations, net sales and EBITDA in Colombia increased by 14% and 18%, respectively, during the first quarter on a year-over-year basis.

•	During the first three months of the year, cement volumes in Colombia increased by 9%, while ready-mix and aggregates volumes decreased by 12% and 18%, respectively, compared with the same period a year ago.

•	In Panama, in the first quarter cement and ready-mix volumes increased by 10% and 5%, respectively, while our aggregates volume declined by 2%, compared with the fourth quarter of 2015.

•	In the January-March period our consolidated EBITDA margin grew by 0.9pp versus the same period in 2015, mainly driven by margin improvements in Colombia and the Rest of CLH.

•	Free cash flow after total capital expenditures reached US$26 million during the first quarter of 2016 increasing 38% compared with the same period of 2015. Strategic capital expenditures of US$31 million in the quarter are mainly related to our capacity expansion project in Colombia.

Carlos Jacks added, “This quarter was especially significant for us since we already started to see more clearly the benefits of our value-before-volume strategy in Colombia, in which we spent many efforts during 2015. The good results of our Colombian operation helped us more than offset challenging market dynamics in Central America. We are encouraged by these results and we will continue reinforcing our competitive position, while enhancing our profitability.”

Consolidated Corporate Results

During the first quarter of 2016, controlling interest net income reached US$45 million.

Net debt decreased by US$26 million, to US$1,008 million as of the end of the first quarter 2016.

Geographical Markets First Quarter 2016 Highlights

Operating EBITDA in Colombia decreased by 8% to US$55 million versus US$59 million in the first quarter of 2015, with a decline of 11% in net sales reaching US$157 million.

In Panama, operating EBITDA decreased by 14% to US$25 million during the quarter. Net sales reached US$63 million in the first quarter of 2016, a decrease of 13% compared with the same period in 2015.

In Costa Rica, operating EBITDA reached US$17 million during the quarter, decreasing by 14% compared with the same period a year ago. Net sales declined by 10% to US$39 million, compared with the first quarter of 2015.

In the Rest of CLH region net sales during the quarter reached US$62 million. Operating EBITDA in the quarter declined by 2%, versus the comparable period in 2015, reaching US$19 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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